UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BEST Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

08653C106**

(CUSIP Number)

George Chow 2nd Floor, Block A, Huaxing Modern Industry Park No. 18 Tangmiao Road, Xihu District Hangzhou Zhejiang Province 310013 People’s Republic of China Telephone: +86-571-88995656	Jinwei Zhang Alibaba Group Holding Limited 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong Telephone: +852 2215-5100

with copies to Mark Lehmkuhler, Esq. and Tianyi Chen, Esq. Fangda Partners 26/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong (852) 3976 8828	with copies to Peng Yu, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong (852) 3761 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing twenty (20) Class A Ordinary Share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shao-Ning Johnny Chou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,790,027*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,790,027*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,790,027*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%** of Class A Ordinary Shares (representing 12.6%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) IN

*

Consists of (a) 47,790,698 Class C ordinary shares of the Issuer (the “Class C Ordinary Shares”), each of which is convertible into one Class A ordinary share of the Issuer (collectively, the “Class A Ordinary Shares”) at any time by Mr. Shao-Ning Johnny Chou (“Mr. Chou”), and (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou pursuant to the terms of restricted share units granted to him under the Issuer’s 2017 Equity Incentive Plan (the “2017 Plan”). See Item 5. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 302,198,351 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding Class A Ordinary Shares, including (i) 252,010,824 Class A Ordinary Shares, and (ii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares beneficially owned by Mr. Chou at a conversion rate of 1:1, in each case outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou pursuant to the terms of the restricted share units granted to him under the 2017 Plan and (c) 397,500 Class A Ordinary Shares acquired by Mr. George Chow (“Mr. Chow”) pursuant to the terms of restricted share units granted to him under the 2017 Plan.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B ordinary shares of the Issuer (the “Class B Ordinary Shares”) at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, in each case outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou pursuant to the terms of the restricted share units granted to him under the 2017 Plan and (c) 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of restricted share units granted to him under the 2017 Plan. See Item 5.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George Chow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,095,407 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,095,407 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,095,407 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% of Class A Ordinary Shares** (representing 1.8%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) IN

*

Consists of (a) 6,027,907 Class A Ordinary Shares, (b) 320,000 Class A Ordinary Shares represented by the American Depositary Shares (“ADSs”); (c) 397,500 Class A Ordinary Shares acquired by the Reporting Person, Mr. Chow pursuant to the terms of the restricted share units granted to him under the 2017 Plan, and (d) 350,000 Class A Ordinary Shares that Mr. Chow has the right to acquire within 60 days after the date hereof upon the exercise of vested options granted to Mr. Chow under the Issuer’s 2008 Equity and Performance Incentive Plan (the “2008 Plan”). See Item 5. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 257,504,482 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 254,757,653 Class A Ordinary Shares outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of restricted share units granted to him under the 2017 Plan, (c) 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to him under the 2017 Plan, (d) 350,000 Class A Ordinary Shares that Mr. Chow has the right to acquire within 60 days after the date hereof upon the exercise of vested options granted to Mr. Chow under the 2008 Plan.

***

This percentage is calculated using 396,623,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, in each case outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to him under the 2017 Plan, (c) 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to him under the 2017 Plan, and (d) 350,000 Class A Ordinary Shares that Mr. Chow has the right to acquire within 60 days after the date hereof upon the exercise of vested options granted to Mr. Chow under the 2008 Plan. See Item 5.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alibaba Group Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 116,433,228 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,433,228 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,433,228 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3% of Class A Ordinary Shares ** (representing 28.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) CO

*

Alibaba Group Holding Limited and its affiliates are deemed to beneficially own 116,433,228 Class A Ordinary Shares, par value US$0.01 per share, of the Issuer based on beneficial ownership of: (a) 10,000,000 Class A Ordinary Shares represented by ADSs, (b) 94,075,249 Class B Ordinary Shares, par value US$0.01 per share, of the Issuer, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof, and (c) US$75,000,000 in outstanding principal amount of the 4.5% Convertible Senior Notes Due 2025 (“2025 Convertible Notes”), which will be convertible into 12,000,000 Class A Ordinary Shares (or in the form of ADSs) at any time after 30 consecutive trading days after May 27, 2020 at the option of the holder thereof, subject to the adjustment as provided under the 2025 Convertible Notes. The Issuer has determined that 12,357,979 Class A Ordinary Shares will be convertible from the 2025 Convertible Notes pursuant to the adjustment mechanism thereunder. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 360,840,881 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person, (c) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D, and (d) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

***

This percentage is calculated using 408,631,579 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D, and (c) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alibaba Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 85,831,692 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,831,692 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,831,692 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0% of Class A Ordinary Shares ** (representing 21.7%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) CO

*

The Reporting Person is deemed to beneficially own 85,831,692 Class A Ordinary Shares based on beneficial ownership of: (i) 10,000,000 Class A Ordinary Shares represented by ADSs and (ii) 75,831,692 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 330,239,345 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D, and (c) 75,831,692 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alibaba.com Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,357,979 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,357,979 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,357,979 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% of Class A Ordinary Shares ** (representing 3.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) CO

*

The Reporting Person is deemed to beneficially own 12,357,979 Class A Ordinary Shares based on its ownership of US$75,000,000 in outstanding principal amount of 2025 Convertible Notes, which will be convertible into 12,000,000 Class A Ordinary Shares (or in the form of ADSs) at any time after the 30th trading day after May 27, 2020 at the option of the holder thereof, subject to the adjustment as provided under the 2025 Convertible Notes. The Issuer has determined that 12,357,979 Class A Ordinary Shares will be convertible from the 2025 Convertible Notes pursuant to the adjustment mechanism thereunder. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 266,765,632 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D, and (c) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

***

This percentage is calculated using 408,631,579 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D, and (c) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ali CN Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,243,557 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243,557 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243,557 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% of Class A Ordinary Shares ** (representing 4.6%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) CO

*

The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 272,651,210 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, (b) 18,243,557 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person, and (c) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cainiao Smart Logistics Network Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,243,557 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243,557 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243,557 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% of Class A Ordinary Shares ** (representing 4.6%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) CO

*

The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 272,651,210 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, (b) 18,243,557 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person, and (c) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cainiao Smart Logistics Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,243,557 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243,557 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243,557 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% of Class A Ordinary Shares ** (representing 4.6%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) CO

*

The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 272,651,210 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, (b) 18,243,557 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person, and (c) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BJ Russell Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,548,304 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,548,304 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,548,304 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%** of Class A Ordinary Shares (representing 8.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**

This percentage is calculated using 254,407,653 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, and (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hung Chris Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,548,304 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,548,304 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,548,304 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%** of Class A Ordinary Shares (representing 8.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) IN

*

Hung Chris Hui owns 100% of the share capital of BJ Russell Holdings Limited and may be deemed to own beneficially all of the shares held by BJ Russell Holdings Limited. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 254,407,653 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, and (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

CUSIP No. 08653C106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yahong Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,548,304 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,548,304 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,548,304 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%** of Class A Ordinary Shares (representing 8.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON* (see instructions) IN

*

Yahong Liang is the sole director of BJ Russell Holdings Limited and may also be deemed to beneficially own all of the shares held BJ Russell Holdings Limited, but hereby disclaims beneficial ownership of any of such shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 254,407,653 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 252,010,824 Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, and (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

***

This percentage is calculated using 396,273,600 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, including (i) 252,010,824 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, plus (b) 1,999,329 Class A Ordinary Shares acquired by Mr. Chou and 397,500 Class A Ordinary Shares acquired by Mr. Chow pursuant to the terms of the restricted share units granted to them under the 2017 Plan, respectively, each as reported under this Schedule 13D.

This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing with respect to Class A Ordinary Shares of the Issuer on behalf of the group that may be deemed to be formed under Rule 13d-5 consisting of (i) Shao-Ning Johnny Chou, director, chairman and chief executive officer of the Issuer, (ii) George Chow, director, chief strategy and investment officer of the Issuer; (iii) Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”) and a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited, (iv) Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”), (v) Alibaba.com Hong Kong Limited, a company organized under the laws of Hong Kong (“AHKL”), which is a wholly-owned subsidiary of AGHL, (vi) Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”), which is a direct wholly-owned subsidiary of AGHL and an existing shareholder of Cainiao Smart Logistics Network Limited, an exempt company organized under the laws of the Cayman Islands (“Cainiao”), (vii) Cainiao, (viii) Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands, which is a direct wholly-owned subsidiary of Cainiao (“CIL”), (ix) BJ Russell Holdings Limited, a company organized under the laws of the British Virgin Islands (“BJ Russell”); (x) Hung Chris Hui, the sole shareholder of BJ Russell; and (xi) Yahong Liang, the director of BJ Russell, together with AGHL, AIL, AHKL, Ali CN, Cainiao, CIL, BJ Russell and Hung Chris Hui, the “Reporting Persons”).

This Schedule 13D constitutes Amendment No. 4 to the Schedule 13D as originally filed by AGHL, AIL, AHKL, Ali CN, Cainiao and CIL with the Securities and Exchange Commission (the “SEC”) on September 29, 2017, as further amended by Amendment No. 1 thereto filed with the SEC on October 19, 2017, Amendment No. 2 thereto filed with the SEC on September 19, 2019 and Amendment No. 3 thereto filed with the SEC on June 3, 2020;

Mr. Chou previously reported his beneficial ownership of the ordinary shares of the Issuer on Schedule 13Gs filed by Mr. Chou with the SEC, most recently by Amendment No. 3 to Schedule 13G filed by Mr. Chou with the SEC on January 17, 2023. BJ Russell previously reported its beneficial ownership of the ordinary shares of the Issuer on the Schedule 13G filed by BJ Russell on July 17, 2023. As a result of the events described in Item 4, Mr. Chou and BJ Russell have ceased filing statements on Schedule 13G with respect to the Issuer but may resume reporting their beneficial ownership on Schedule 13G if and when required and eligible to do so.

CUSIP No. 08653C106	13D

Item	1. Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares of the Issuer, a company organized under the laws of the Cayman Islands. The principal executive office of the Issuer is located at 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

ADSs of the Issuer, each representing twenty (20) Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “BEST”.

Item	2. Identity and Background.

(1)

Mr. Shao-Ning Johnny Chou is a citizen of the United States of America. Mr. Chou has been a director, and the chairman and chief executive officer of, the Issuer since 2007. The business address of Mr. Chou is c/o BEST Inc., 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

(2)

Mr. George Chow is a citizen of Hong Kong. Mr. Chow has been a director, and the chief strategy and investment officer of the Issuer since 2017. The business address of Mr. Chow is c/o BEST Inc., 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

(3)

Alibaba Group Holding Limited is an exempted company incorporated under the laws of the Cayman Islands and a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. AGHL is a holding company of six major business groups: Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Local Services Group, Cainiao Smart Logistics Network Limited, and Digital Media and Entertainment Group, operating online and mobile commerce, local consumer services, logistics, cloud services, digital media and entertainment, along with various other businesses. The business address of AGHL is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(4)

Alibaba Investment Limited is a company organized under the laws of the British Virgin Islands. AIL is a direct wholly-owned subsidiary of AGHL, and principally engages in investment activities on behalf of AGHL. The business address of AIL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(5)

Alibaba.com Hong Kong Limited is a company organized under the laws of Hong Kong. AHKL is a wholly-owned subsidiary of AGHL, and principally engages in the provision of internet content, software and technology services, trading of information technology products, marketing and other group administrative services. The business address of AHKL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(6)

Ali CN Investment Holding Limited is a company organized under the laws of the British Virgin Islands. Ali CN is a direct wholly-owned subsidiary of AGHL, and principally engages in investment activities on behalf of AGHL. The business address of Ali CN is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(7)

Cainiao Smart Logistics Network Limited is an exempt company organized under the laws of the Cayman Islands. Through its subsidiaries and variable interest entities, Cainiao operates e-commerce logistics business based on its smart logistics network and provides cross-border e-commerce logistics services globally. The business address of Cainiao is North Cainiao Post Station, No. 501 Fengxin Road, Yuhang District, Hangzhou, Zhejiang Province, People’s Republic of China 310000.

(8)

Cainiao Smart Logistics Investment Limited is a company organized under the laws of the British Virgin Islands, and is a direct wholly-owned subsidiary of Cainiao. CIL principally engages in investment activities on behalf of Cainiao. The business address of Cainiao is North Cainiao Post Station, No. 501 Fengxin Road, Yuhang District, Hangzhou, Zhejiang Province, People’s Republic of China 310000.

(9)	BJ Russell Holdings Limited is a company organized under the laws of the British Virgin Islands. Its business address is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(10)

Hung Chris Hui is a citizen of the People’s Republic of China, and is the sole shareholder of BJ Russell. His business address is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(11)

Yahong Liang is a citizen of the People’s Republic of China, and is the sole director of BJ Russell. Her business address is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. As the sole director of BJ Russell, Ms. Liang may be deemed to beneficially own all of the Class A Ordinary Shares held by BJ Russell, but she hereby expressly disclaims beneficial ownership of any such shares.

This Schedule 13D is being filed jointly by and on behalf of the Reporting Persons pursuant to Rule 13d-1(k) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Proposed Transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary shares, Class B Ordinary Shares, Class C Ordinary Shares and ADSs held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.3. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof, if any, is set forth on Schedules A-1 through A-7.

None of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule A-1 through A-7 hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated herein by reference in its entirety.

This Schedule 13D is being filed by the Reporting Persons because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act. This filing is not being made as a result of any particular acquisition or dispositions of the Class A Ordinary Shares of the Issuer or the ADSs by the Reporting Persons.

It is anticipated that funding for the Proposed Transaction (as defined in Item 4) will be provided primarily by a combination of rollover equity and cash contributions by certain of the Initial Consortium Members. The Proposed Transaction is not expected to be subject to a financing condition.

Item 4. Purpose of Transaction.

On November 3 2023, Mr. Shao-Ning Johnny Chou, Mr. George Chow, Denlux Capital Inc., Alibaba Investment Limited, Cainiao Smart Logistics Investment Limited and BJ Russell Holdings Limited (collectively, the “Initial Consortium Members”) entered into a term sheet (the “Consortium Term Sheet”) which sets forth certain key terms with respect to the formation and conduct of a consortium among the Initial Consortium Members for purposes of implementing the Proposed Transaction (as defined below).

On the same date, the Initial Consortium Members jointly submitted a preliminary non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the ordinary shares not beneficially owned by the Initial Consortium Members for cash consideration equal to US$0.144 per ordinary share or US$2.88 per ADS in cash, in a going-private transaction (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Issuer and the Initial Consortium Members. Neither the Issuer nor the Initial Consortium Members is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documents.

If the Proposed Transaction is completed, the Issuer’s ordinary shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange and the Issuer’s obligation to file periodic reports under the Act would terminate.

References to the Consortium Term Sheet and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Term Sheet and the Proposal, a copy of each is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference in its entirety.

Other than as described above, none of the Reporting Persons currently has any plan or proposal that relates to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the applicable agreements, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Proposed Transaction, the Reporting Persons may engage in discussions with management, the board of directors and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Proposed Transaction, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Item 5. Interest in Securities of the Issuer.

(a)

See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof (with the percentage determined based on the total number of Class A Ordinary Shares issued and outstanding as of February 28, 2023, the date of the Issuer’s annual report for fiscal year 2022, which was reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023).

(b)

See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)	Except as disclosed in this Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d)

Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Consortium Term Sheet, dated November 3, 2023

Exhibit 99.2	Proposal, dated November 3, 2023

Exhibit 99.3	Joint Filing Agreement, dated November 3, 2023

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Shao-Ning Johnny Chou

By:	/s/ Shao-Ning Johnny Chou

George Chow

By:	/s/ George Chow

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Alibaba Group Holding Limited

By:	/s/ Jinwei Zhang
Name:	Jinwei Zhang
Title:	Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Alibaba Investment Limited

By:	/s/ Jinwei Zhang
Name:	Jinwei Zhang
Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Alibaba.com Hong Kong Limited

By:	/s/ Yingying Chen
Name:	Yingying Chen
Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Ali CN Investment Holding Limited

By:	/s/ Jinwei Zhang
Name:	Jinwei Zhang
Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Cainiao Smart Logistics Network Limited

By:	/s/ Lin Wan
Name:	Lin Wan
Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

BJ Russell Holdings Limited

By:	/s/ Yahong Liang
Name:	Yahong Liang
Title:	Authorized Signatory

Hung Chris Hui

By:	/s/ Hung Chris Hui

Yahong Liang

By:	/s/ Yahong Liang

SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).

Name and Citizenship	Present Principal Occupation

Directors[1]

Joseph C. TSAI, Canada	Chairman of AGHL

Eddie Yongming WU, Singapore c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Maggie Wei WU, People’s Republic of China	Director of AGHL

Jerry YANG, United States of America	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Wan Ling MARTELLO, United States of America	Independent Director of AGHL; Co-founder and Partner of BayPine

Weijian SHAN, People’s Republic of China	Independent Director of AGHL; Executive Chairman and Founder of PAG

Irene Yun-Lien LEE, People’s Republic of China	Independent Director of AGHL; Executive Chairman of Hysan Development Limited

Albert Kong Ping NG, People’s Republic of China	Independent Director of AGHL

Kabir MISRA, United States of America	Independent Director of AGHL; Managing Partner at RPS Ventures

Executive Officers[2]

Toby Hong XU, People’s Republic of China	Chief Financial Officer of AGHL

Jane Fang JIANG, People’s Republic of China	Chief People Officer of AGHL

Zeming WU, People’s Republic of China	Chief Technology Officer of AGHL

Sara Siying YU, People’s Republic of China	General Counsel of AGHL

Trudy Shan DAI, Singapore	Chief Executive Officer of Taobao and Tmall Group of AGHL

Yongfu YU, Cyprus	Chief Executive Officer of Local Services Group of AGHL

Fan JIANG, People’s Republic of China	Chief Executive Officer of Alibaba International Digital Commerce Group of AGHL

Lin WAN, People’s Republic of China	Chief Executive Officer of Cainiao Smart Logistics Network Limited

Luyuan FAN, People’s Republic of China	Chief Executive Officer of Digital Media and Entertainment Group of AGHL

[1]	Unless otherwise noted, the business address for each director listed is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
[2]	Unless otherwise noted, the business address for each executive officer listed is c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AIL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Jinwei ZHANG, People’s Republic of China	Company Secretary of AGHL

Yik Lam LEE, People’s Republic of China	Director of Finance of AGHL

Yuehong QIN, People’s Republic of China	Vice President, Corporate Finance of AGHL

SCHEDULE A-3

Directors and Executive Officers of Alibaba.com Hong Kong Limited

The following table sets forth the names and present principal occupation of each director of Alibaba.com Hong Kong Limited, a company organized under the laws of Hong Kong (“AHKL”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AHKL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Yingying CHEN, People’s Republic of China	Director of Legal of AGHL

Ze ZHU, Netherlands	Employee of Finance of AGHL

Fei YU, People’s Republic of China	Employee of Global Supplier Development of AGHL

SCHEDULE A-4

Directors and Executive Officers of Ali CN Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Ali CN does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Jinwei ZHANG, People’s Republic of China	Company Secretary of AGHL

Yik Lam LEE, People’s Republic of China	Director of Finance of AGHL

SCHEDULE A-5

Directors and Executive Officers of Cainiao Smart Logistics Network Limited

The following table sets forth the names and present principal occupation of each director and executive officer of Cainiao Smart Logistics Network Limited, an exempted company incorporated under the laws of the Cayman Islands (“Cainiao”). The business address for each person listed below is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Joseph C. TSAI, Canada	Chairman of Cainiao; Chairman of AGHL
Shan DAI, Singapore	Director of Cainiao, Chief Executive Officer of Taobao and Tmall Group of AGHL
Fan JIANG, People’s Republic of China	Director of Cainiao; Chief Executive Officer of Alibaba International Digital Commerce Group of AGHL
Lin WAN, People’s Republic of China	Director and Chief Executive Officer of Cainiao
Zheng LIU, People’s Republic of China	Director and Chief Financial Officer of Cainiao
Hong LIU, People’s Republic of China	Chief People Officer of Cainiao

SCHEDULE A-6

Directors and Executive Officers of Cainiao Smart Logistics Investment Limited

The following table sets forth the name, business address and present principal occupation of the sole director of Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“CIL”). The business address for the sole director listed below is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China. CIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Lin WAN, People’s Republic of China	Sole Director of CIL; Director and Chief Executive Officer of Cainiao Smart Logistics Network Limited

SCHEDULE A-7

Directors and Executive Officers of BJ Russell Holdings Limited

The following table sets forth the name, business address and present principal occupation of the sole director of BJ Russell Holdings Limited, a company organized under the laws of the British Virgin Islands (“BJ Russell”). The business address for the sole director listed below is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. BJ Russell does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Yahong LIANG, People’s Republic of China	Sole Director of BJ Russell